Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of B. Riley Principal 250 Merger Corp. (“the Company”) on Amendment No. 2 to Form S-1 of our report dated February 24, 2021, except for Note 6 and the second and third paragraphs of Note 7 as to which the date is April 20, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of B. Riley Principal 250 Merger Corp. as of December 31, 2020 and for the period from June 22, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

April 20, 2021